

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2019

DeVan Ard
Chief Executive Officer
Reliant Bancorp, Inc.
1736 Carothers Parkway, Suite 100
Brentwood, TN 37027

> **Re: Reliant Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 8, 2019**
> **File No. 333-234584**

Dear Mr. Ard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance